# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cue Biopharma, Inc., CIK 0001645460
CUSIP: 22978P106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 11/14/2022
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000919484

## Reporting persons
- Mark E. Strome: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 50,229; shared voting power 2,116,013; sole dispositive power 50,229; shared dispositive power 2,116,013; aggregate amount beneficially owned 2,166,242 (4.99% of the class)
- Strome Mezzanine Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 46,103; sole dispositive power 0; shared dispositive power 46,103; aggregate amount beneficially owned 46,103 (0.11% of the class)
- Strome Mezzanine Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,907,281; sole dispositive power 0; shared dispositive power 1,907,281; aggregate amount beneficially owned 1,907,281 (4.39% of the class)
- Strome Dynasty, LLC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 162,629; sole dispositive power 0; shared dispositive power 162,629; aggregate amount beneficially owned 162,629 (0.38% of the class)

## Item 1. Issuer
Name of issuer: Cue Biopharma, Inc.
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts 02135

## Item 2. Person Filing
Name of person filing:
1. Mark E. Strome

2. Strome Mezzanine Fund, L.P. ("Strome Mezzanine")

3. Strome Mezzanine Fund, II, L.P. ("Strome Mezzanine II")

4. Strome Dynasty, LLC ("Strome Dynasty")
Address of principal business office or, if none, residence:
1. Mr. Strome: 13535 Ventura Blvd., Ste C-525, Sherman Oaks, California 91423

2. Strome Mezzanine, Strome Mezzanine II and Strome Dynasty: 1688 Meridian Ave., Suite 727, Miami Beach, Florida 33139
Citizenship:
1. Mr. Strome: United States

2. Strome Mezzanine, Strome Mezzanine II and Strome Dynasty: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Mr. Strome: 2,166,242

2. Strome Mezzanine: 46,103

3. Strome Mezzanine II: 1,907,281

4. Strome Dynasty: 162,629
Percent of class:
1. Mr. Strome: 4.99%

2. Strome Mezzanine: 0.11%

3. Strome Mezzanine II: 4.39%

4. Strome Dynasty: 0.38%
Sole power to vote or to direct the vote:
1. Mr. Strome: 50,229

2. Strome Mezzanine: 0

3. Strome Mezzanine II: 0

4. Strome Dynasty: 0
Shared power to vote or to direct the vote:
1. Mr. Strome: 2,116,013

2. Strome Mezzanine: 46,103

3. Strome Mezzanine II: 1,907,281

4. Strome Dynasty: 162,629
Sole power to dispose or to direct the disposition:
1. Mr. Strome: 50,229

2. Strome Mezzanine: 0

3. Strome Mezzanine II: 0

4. Strome Dynasty: 0
Shared power to dispose or to direct the disposition:
1. Mr. Strome: 2,116,013

2. Strome Mezzanine: 46,103

3. Strome Mezzanine II: 1,907,281

4. Strome Dynasty: 162,629

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Mr. Strome has sole voting and dispositive power over 50,229 shares held of record by the Mark E. Strome Living Trust U/A/D January 15, 1997. He has shared voting and dispositive power over 162,629 shares held of record by Strome Dynasty, 46,103 shares held of record by Strome Mezzanine and 1,531,394 shares held of record by Strome Mezzanine II. He also has shared voting and dispositive power over a warrant held by Strome Mezzanine II, including its underlying shares. The warrant has a provision prohibiting its exercise beyond a number of shares that would cause the beneficial ownership of its holder (including its affiliates) to exceed 4.99% of the outstanding shares following such exercise. As such, the warrant is exercisable for up to 375,887 shares within 60 days of November 14, 2022.

Strome Investment Management, LP, a Delaware limited partnership, is the general partner of Strome Mezzanine and Strome Mezzanine II, and Strome Group, Inc., a Delaware corporation, is the general partner of Strome Investment Management, LP. Mr. Strome is the sole director, president and chief executive officer of Strome Group, Inc. and is also the Manager of Strome Dynasty.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Agreement of the Reporting Persons dated May 16, 2025, filed as Exhibit 99.1 to this Schedule 13G/A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Agreement of the Reporting Persons, dated May 16, 2025

## Signatures
- Mark E. Strome: /s/ Mark E. Strome, Mark E. Strome (05/16/2025)
- Strome Mezzanine Fund, LP: /s/ Mark E. Strome, President of Strome Group, Inc., the general partner of Strome Investment Management, LP, the general partner of Strome Mezzanine Fund, LP (05/16/2025)
- Strome Mezzanine Fund II, LP: /s/ Mark E. Strome, President of Strome Group, Inc., the general partner of Strome Investment Management, LP, the general partner of Strome Mezzanine Fund II, LP (05/16/2025)
- Strome Dynasty, LLC.: /s/ Mark E. Strome, Manager (05/16/2025)